120 Monument Circle
Indianapolis, IN 46204	July 26, 2012

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WellPoint, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 001-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to oral comments received from Kei Nakada on July 16, 2012 in connection with our response letter dated June 19, 2012. The initial letter received from the United States Securities and Exchange Commission (the “Commission”) dated June 7, 2012 contained two comments related to the above referenced filing. We understand from our July 16, 2012 discussion with Kei Nakada that the Commission has accepted our initial response to Comment 1 and has requested additional information related only to Comment 2. For your convenience, we have listed the initial Comment 2 from the Commission’s June 7, 2012 letter, the response from our June 19, 2012 response letter, the Commission’s oral follow-up comments discussed with Kei Nakada on July 16, 2012 and our responses to that follow-up comment.

Consolidated Financial Statements

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 88

2.	Initial Comment: Please provide us proposed disclosure to be included in future periodic reports that describes how you estimate and account for the minimum medical loss ratio rebates.

Initial Response: We follow HHS prescribed calculation to determine our minimum MLR rebate liability. Our calculation of the minimum MLR rebate liability at December 31, 2011 was in compliance with HHS regulations. In light of the Commission’s comment, we have reviewed our prior disclosure and propose to enhance our existing discussion of our accounting policy for premium revenue recognition in Note 2, “Basis of Presentation and Significant Accounting Policies,” in filings of future Form 10-Ks to disclose the following (new disclosure emphasized by underline):

Mr. Jim Rosenberg	July 26, 2012

Revenue Recognition: Premiums for fully-insured contracts are recognized as revenue over the period insurance coverage is provided, net of amounts recognized for minimum medical loss ratio, or MLR, rebates, if applicable. MLR rebates are calculated in accordance with regulations issued by the Department of Health and Human Services. Premiums applicable to the unexpired contractual coverage periods are reflected in the accompanying consolidated balance sheets as unearned income. Premiums include revenue from retrospectively rated contracts where revenue is based on the estimated ultimate loss experience of the contract. Premium revenue includes an adjustment for retrospectively rated refunds based on an estimate of incurred claims. Premium rates for certain lines of business are subject to the approval by the Department of Insurance in each respective state.

If our minimum MLR rebate accrual does become material to our financial position or results of operations, we will revise our disclosures in filings of future Form 10-Qs and Form 10-Ks to include the applicable information.

Follow-up Comment: Please provide a revised disclosure to be included in future annual reports that further describes how you estimate and account for the minimum medical loss ratio rebates.

Follow-up Response: We follow the Department of Health and Human Services (“HHS”) prescribed calculation to determine our minimum MLR rebate liability by applicable line of business (large group, small group and individual) and legal entity. In light of the Commission’s comment, we propose to enhance our existing discussion of our accounting policies for both revenue recognition and other policyholder liabilities in Note 2, “Basis of Presentation and Significant Accounting Policies,” in filings of future Form 10-Ks to disclose the following (new disclosure emphasized by underline):

Revenue Recognition: Premiums for fully-insured contracts are recognized as revenue over the period insurance coverage is provided, net of amounts recognized for minimum medical loss ratio, or MLR, rebates, if applicable. MLR rebates are calculated in accordance with regulations issued by the Department of Health and Human Services, or HHS. Premiums applicable to the unexpired contractual coverage periods are reflected in the accompanying consolidated balance sheets as unearned income. Premiums include revenue from retrospectively rated contracts where revenue is based on the estimated ultimate loss experience of the contract. Premium revenue includes an adjustment for retrospectively rated refunds based on an estimate of incurred claims. Premium rates for certain lines of business are subject to the approval by the Department of Insurance in each respective state.

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Mr. Jim Rosenberg	July 26, 2012

Other Policyholder Liabilities: Other policyholder liabilities include rate stabilization reserves associated with retrospectively rated insurance contracts and certain case-specific reserves as well as liabilities for minimum MLR rebates. Rate stabilization reserves represent accumulated premiums that exceed what customers owe us based on actual claim experience. The timing of payment of these retrospectively rated refunds is based on the contractual terms with the customers and can vary from period to period based on the specific contractual requirements.

Effective beginning in 2011, we are required to meet certain minimum MLR thresholds prescribed by the Patient Protection and Affordable Care Act and related Health Care and Education Reconciliation Act of 2010, or collectively, Health Care Reform. If we do not meet or exceed the minimum MLR thresholds specified by Health Care Reform, we are required to pay rebates to certain customers. MLR rebates are calculated by applicable line of business (large group, small group and individual) and legal entity in accordance with regulations issued by HHS. Such calculations are made using estimated ultimate calendar year medical loss expense and premiums, as defined by HHS.

We follow HHS guidelines for determining the types of expenses that may be included in our minimum MLR rebate calculations, which may differ from benefit expense and premiums as reported in our consolidated financial statements prepared in conformity with GAAP. Certain amounts reported as expense in our GAAP basis consolidated financial statements may be reported as a reduction of premiums in accordance with HHS regulations. For example, certain federal and state income taxes and assessments recorded as income tax expense or general and administrative expense, as appropriate, in our consolidated GAAP financial statements are allowed to be included as a reduction of premium revenue in HHS’ calculation of minimum MLR. In addition, profit amounts included in our payments to third party administrative service providers are recorded as benefit expense in our consolidated GAAP financial statements while HHS does not allow for the inclusion of these expenses within medical loss expense for purposes of calculating minimum MLR.

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Mr. Jim Rosenberg	July 26, 2012

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments and welcome further dialogue. If we may be of assistance in answering additional questions which may arise in connection with this letter, please call me at (317) 488-6109.

Very truly yours,

/s/ JOHN E. GALLINA

John E. Gallina
Senior Vice President, Controller, Chief Accounting Officer and Chief Risk Officer

Copy to:	Angela F. Braly
Chair of the Board, President and Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

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